Exhibit 4.10

Supplementary Agreement

Party A: Beijing Haidian Xinhua Agricultural Industrial & Commercial Co.

Party B: Vimicro Corporation

Whereas:

•	Party A and Party B have entered into the Agreement on Cooperation for the Project of Vimicro Tower dated December 22, 2006.

•

The land for the construction of the Project contains the Replacing Plot A under the Urban Design Plan of the Cuneiform Greenbelt along Jingchang Highway, with authorized requisitioned land for the greenbelt, which is located east of the Replacing Plot, northwest of Jianxiang Overpass, and along the south section of Xiaoyue River (for details, see the Approval for Urban Design Plan of the Cuneiform Greenbelt along Jingchang Highway as issued by Beijing Municipal Commission of Urban Planning (BMCUP) as Annex 2 hereinabove.

Now, therefore, with a view to ensuring the implementation of the Project and related matters, it is hereby agreed as follows with regard to matters relating to the authorized requisitioned land for the greenbelt:

1.	The parties hereto shall both provide funds for the building of the greenbelt, for details of which greenbelt, see the Approval for Urban Design Plan of the Cuneiform Greenbelt along Jingchang Highway and Annex 2 hereinabove, and the exact location and area of which greenbelt shall be as finalized in the official suggestions or the like by BMCUP.

2.	Based on the location and area of the greenbelt defined for the time being, Party A shall be responsible for the completion of and fund for the building of the part of the greenbelt on the east side of Xiaoyue River, and Party B shall be responsible for the completion of and fund for the building of the part of the greenbelt ranging from the west side of Xiaoyue River to the red line north of the land for Vimicro Tower.

3.	The location and area of each part of the greenbelt for which each party is responsible is subject to adjustments that may be made in BMCUP’s official suggestions or the like.

4.	In the case of a failure of any party to carry out the building of the part of the greenbelt for which it should be responsible, the other party may carry out the building of the said part of the greenbelt, and the cost therefor shall be borne by the defaulting party.

5.	Party B shall be responsible for handling matters concerning land requisition, examinations and approvals, planning and plans as may be required for the building of the greenbelt.

6.	As a necessary supplement to the Agreement on Cooperation for the Project of Vimicro Tower, this Supplementary Agreement is an integrated part of that Agreement, and the two Agreements shall be equally effective.

7.	Miscellaneous

7.1	This Agreement shall become effective on the date on which it is signed and sealed by the duly authorized representatives of both parties.

7.2	This Agreement is made in Octuplicate, which all have the same legal force. Each party shall hold four of them.

Party A: Beijing Haidian Xinhua Agricultural Industrial & Commercial Co.

Authorized representative:

Date: Apr 5th 2007

Party B: Vimicro Corporation

Authorized representative:

Date: Apr 18th 2007